                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

     1.   Press release re MTS announces second quarter 2006 financial results, dated August 10, 2006.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: August 10, 2006

               MTS ANNOUNCES SECOND QUARTER 2006 FINANCIAL RESULTS

                NET LOSS DECLINES BY MORE THAN 60% YEAR-OVER-YEAR

RA'ANANA, ISRAEL - AUGUST 10, 2006 - MTS - MER TELEMANAGEMENT SOLUTIONS LTD.
(NASDAQ CAPITAL MARKET: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management and customer care & billing
(CC&B) solutions, today announces its financial results for the second quarter of 2006, ended June 30, 2006.

Revenues for the second quarter were $2.7 million, compared with revenues of
$2.8 million in the second quarter of 2005. Revenues for the six month period ended June 30, 2006 were $5.52 million, compared with revenues of $5.54 for the
2005 six month period.

Net loss for the second quarter was $448,000 or $0.08 diluted per share, a significant decline of more than 60% compared with a net loss of $1.15 million or $0.24 diluted per share, in the second quarter of 2005. Net loss for the six month period ended June 30, 2006 was $933,000, or $0.16 diluted per share, a significant decline, as well, of more than 70% compared with a net loss of $3.18 million or $0.68 diluted per share, for the 2005 six month period.

The considerable improvement in the company's operating results is primarily attributable to the precise execution of a long-term strategic plan. The key element is the constant monitoring of and reduction in expenses in order to achieve sustainable growth.

MTS ended the second quarter with an accumulated backlog of orders of approximately $2.0 million. The backlog represents orders booked but not yet recognized as revenue as of June 30, 2006.

At the end of July, 2006, MTS acquired certain telecom expense management software assets of TelSoft Solutions, Inc. as well as assuming a certain amount of their liabilities. The acquisition expands MTS' US market share, as well as, broadens its customer base and marketing channels.

EYTAN BAR, PRESIDENT AND CHIEF EXECUTIVE OFFICER, commented, "We continued to execute according to our strategic plan, to achieve profitability through organic growth and acquisitions, which will better position us for the future."

CONFERENCE CALL INFORMATION

MTS will conduct a teleconference to discuss the second quarter results on
Thursday, August 10 at 11:00 a.m Eastern Time/6:00 p.m Israel time.

To access the conference call, please dial +1-877-707-9628 (U.S.),
+1-785-832-0301 (international), at least 10 minutes prior to commencement of the call. Reference the MTS conference call or conference ID #MTS.

A replay of the call will be available from August 10 through 11:59 p.m. EST on
August 17. To access the replay, please dial +1-800-283-8520.

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions
(e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as
well as through OEM partnerships with Siemens, Phillips, NEC and other vendors.
MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

CONTACTS:

Shlomi Hagai                                Ronit Weiner
Corporate COO & CFO                         Communications Managing Director
Tel: +972-9-762-1733                        Tel: +972-54-666-4737
Email: shlomi.hagai@mtsint.com              Email: ronit.weiner@mtsint.com

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                 SIX MONTHS ENDED                  THREE MONTHS ENDED
                                                      JUNE 30,                            JUNE 30,                 YEAR ENDED
                                           -----------------------------       -----------------------------       DECEMBER 31,
                                              2006              2005              2006              2005              2005
                                           -----------       -----------       -----------       -----------       -----------
                                                                       UNAUDITED
                                           ----------------------------------------------------------------

Revenues                                   $     5,518       $     5,538       $     2,704       $     2,812       $    11,563
Cost of revenues                             (*) 1,828             1,893          (**) 894             1,006             3,802
                                           -----------       -----------       -----------       -----------       -----------

Gross profit                                     3,690             3,645             1,810             1,806             7,761
                                           -----------       -----------       -----------       -----------       -----------

Operating expenses:
   Research and development, net             (*) 1,958             2,324          (**) 898             1,030             4,395
   Selling and marketing                     (*) 1,583             2,897          (**) 753             1,370             4,797
   General and administrative                (*) 1,208             1,722          (**) 630               677             2,830
                                           -----------       -----------       -----------       -----------       -----------

TOTAL operating expenses                         4,749             6,943             2,281             3,077            12,022
                                           -----------       -----------       -----------       -----------       -----------

Operating loss                                  (1,059)           (3,298)             (471)           (1,271)           (4,261)
Financial income (expenses), net                    11               104               (26)               83                53
                                           -----------       -----------       -----------       -----------       -----------

Loss before taxes on income                     (1,048)           (3,194)             (497)           (1,188)           (4,208)
Taxes on income                                      3                 -                 -                 -                10
                                           -----------       -----------       -----------       -----------       -----------

Loss before equity in earnings
   (losses) of affiliate                        (1,051)           (3,194)             (497)           (1,188)           (4,218)
Equity in earnings (losses) of
   affiliate                                       118                11                49                39                 2
                                           -----------       -----------       -----------       -----------       -----------

Net loss                                   $      (933)      $    (3,183)      $      (448)      $    (1,149)      $    (4,216)
                                           ===========       ===========       ===========       ===========       ===========

Basic and diluted net loss per share       $     (0.16)      $     (0.68)      $     (0.08)      $     (0.24)      $     (0.83)
                                           ===========       ===========       ===========       ===========       ===========

Weighted average number of Ordinary
   shares used in computing basic and
   diluted net loss per share                5,754,186         4,675,283         5,763,845         4,712,561         5,092,117
                                           ===========       ===========       ===========       ===========       ===========

(*)  Including stock-based employee compensation in the amounts of $15, $60, $10 and $46 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.

(**) Including stock-based employee compensation in the amounts of $5, $45, $(3)
     and $21 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                             JUNE 30,
                                                       --------------------    DECEMBER 31,
                                                         2006         2005        2005
                                                       -------      -------      -------
                                                            UNAUDITED
                                                       -------------------

     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                           $ 1,635      $ 1,750      $ 3,191
   Marketable securities                                   142          126          132
   Trade receivables, net                                2,280        1,853        1,895
   Unbilled receivables                                    448            -          104
   Other accounts receivable and prepaid expenses          690          408          491
   Inventories                                             152          180          181
                                                       -------      -------      -------

TOTAL current assets                                     5,347        4,317        5,994
                                                       -------      -------      -------

LONG- TERM INVESTMENTS:
   Investment in an affiliate                            1,777        1,707        1,615
   Long-term loans, net of current maturities                -           26            3
   Severance pay fund                                      607          518          478
   Other investments                                       365          373          347
                                                       -------      -------      -------

TOTAL long-term investments                              2,749        2,624        2,443
                                                       -------      -------      -------

PROPERTY AND EQUIPMENT, NET                                500          583          571
                                                       -------      -------      -------

OTHER ASSETS:
   Goodwill                                              3,877        3,511        3,700
   Other intangible assets, net                            817        1,169          993
   Deferred income taxes                                   115           73          115
                                                       -------      -------      -------

TOTAL other assets                                       4,809        4,753        4,808
                                                       -------      -------      -------

TOTAL assets                                           $13,405      $12,277      $13,816
                                                       =======      =======      =======

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                              JUNE 30,
                                                                      -----------------------     DECEMBER 31,
                                                                        2006           2005           2005
                                                                      --------       --------       --------
                                                                            UNAUDITED
                                                                      -----------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                                     $    605       $    727       $    735
   Accrued expenses and other liabilities                                2,395          2,197          2,306
   Deferred revenues                                                       891          1,144            888
                                                                      --------       --------       --------

TOTAL current liabilities                                                3,891          4,068          3,929
                                                                      --------       --------       --------

LONG-TERM LIABILITIES:
   Accrued severance pay                                                   876            660            713
                                                                      --------       --------       --------

TOTAL long-term liabilities                                                876            660            713
                                                                      --------       --------       --------

SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.01 par value - Authorized:
       12,000,000 shares at June 30, 2006 and 2005 and
       December 31, 2005; Issued: 5,774,645, 4,796,304 and
       5,744,304 shares at June 30, 2006 and 2005 and December
       31, 2005; Outstanding: 5,763,845, 4,785,504 and 5,733,504
       shares at June 30, 2006 and 2005 and December 31, 2005               17             15             17
   Additional paid-in capital                                           16,016         13,267         15,966
   Treasury shares (10,800 Ordinary shares)                                (29)           (29)           (29)
   Deferred stock compensation                                               -           (176)          (142)
   Accumulated other comprehensive income (loss)                           130              2            (75)
   Accumulated deficit                                                  (7,496)        (5,530)        (6,563)
                                                                      --------       --------       --------

TOTAL shareholders' equity                                               8,638          7,549          9,174
                                                                      --------       --------       --------

TOTAL liabilities and shareholders' equity                            $ 13,405       $ 12,277       $ 13,816
                                                                      ========       ========       ========